UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DRESSER-RAND GROUP INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-32586	20-1780492

(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

West 8 Tower, Suite 1000 10205 Westheimer Road Houston, TX, U.S.A. 112 Avenue Kleber Cedex 16, Paris, France	77042 75784

(Address of principal executive offices)	(Zip codes)

Mark F. Mai 713-973-5356

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

The Conflict Minerals Report filed for the calendar year ended December 31, 2014, is available at http://investor.dresser-rand.com/sec.cfm.

Item 1.02. Exhibit.

The Conflict Minerals Report filed for the calendar year ended December 31, 2014, is filed as Exhibit 1.01 hereto.

Item 2.01. Exhibits.

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DRESSER-RAND GROUP INC.

/s/ Mark F. Mai	May 29, 2015
Mark F. Mai	Date
Vice President, General Counsel & Secretary